UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
SPECIALIZED DISCLOSURE REPORT
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HAVERTY FURNITURE COMPANIES, INC.
(Exact name of registrant as specified in its charter)

Maryland	1-14445	58-0281900
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

780 Johnson Ferry Road, Suite 800, Atlanta, Georgia 30342
(Address of principal executive offices) ( Zip Code)
Janet E. Taylor Senior Vice President and General Counsel (404) 443-2900
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1 – Conflict Minerals Disclosure

Item 1.01   Conflict Minerals Disclosure and Report

(b) Conflict Minerals Disclosure

Haverty Furniture Companies, Inc. (“Havertys,” “we,” “our,” or “us”) is a retailer of home furnishings, including furniture for the living room, dining room, bedroom, media room and home office, as well as mattresses and accessories.  We purchase the products we sell from a number of sources and may specify terms with the supplier that do not directly relate to the manufacturing of the product and have our brand or logo affixed to their products.  We also work with certain suppliers to have products manufactured to our design and specifications.  These products may contain Conflict Minerals (as defined below) necessary to their production or functionality.

Havertys has developed policies and procedures consistent with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals for Conflict-Affected and High‑Risk Areas for supply chain diligence relating to columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (collectively, “Conflict Minerals”), taking into account the Havertys’ position as a downstream participant in the supply chain, several steps removed from the source of origin.

In accordance with the requirements of Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended, and the Instructions to Form SD, we undertook a reasonable country of origin inquiry (“RCOI”) to determine (i) whether any of the products contracted to be manufactured for us included components, parts or products which contained Conflict Minerals necessary to the product’s generally expected functions, use, purpose or production and (ii) whether any necessary Conflict Minerals were sourced from the Democratic Republic of Congo and adjoining countries identified in the Rule (the “Covered Countries”).

In connection with the inquiry, we (i) evaluated our products for calendar year 2023 that we contract to be manufactured to determine which contained necessary Conflict Minerals (collectively, the “Products”), (ii) based upon such evaluation, identified the relevant first-tier supplier in the manufacturing supply chain, (iii) distributed a standard letter and the  EICC/GeSI Conflict Minerals Reporting Template (CMRT) to each of such suppliers requesting information on Conflict Minerals in the Products, (iv) sought and obtained the CMRTs and written certifications from each such supplier with respect to calendar year 2023 containing representations as to the source and origin of the necessary Conflict Minerals contained in the Products.

Based upon our review of the CMRTs and certifications, Havertys has no reason to believe that any of the necessary Conflict Minerals in the Products during the calendar year 2023 may have originated in the Covered Countries, or alternatively, did not come from recycled or scrap sources.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, the Company has filed this Specialized Disclosure Form (Form SD) with the SEC, and this Form SD is posted to the Company’s website at https://ir.havertys.com/corporate-governance-information/corporate-governance-documents/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HAVERTY FURNITURE COMPANIES, INC.

May 15, 2024	By:
Clarence H. Smith Chairman of the Board and Chief Executive Officer